Exhibit 1.2

SOCIAL PACT OF AVIANCA HOLDINGS S.A.

“Article 1. Name. (Amended by the General Assembly of Shareholders on March 21, 2013, according to the minutes of the same date meeting, notarized by Public Deed 7,911 of March 21, 2013, granted before the Tenth Circuit Notary of Panama and registered in the Public Registry of Panama on March 22, 2013). The name of the company is:

Avianca Holdings S.A.

Article 2. Purpose. The general purposes for which this company is incorporated are: to establish, arrange, and conduct the affairs of an investment company, anywhere in the world; to act as a holding company dedicated to air transportation of passengers and cargo, and/or land freight transport, and/or lease of aircraft and parts, and/or lease of land equipment, and/or maintenance and training related to air transport activities, and/or express courier or carrier; to buy, sell, and trade in all types of commodities, capital stock, bonds, and securities of all classes; to buy, sell, lease, or otherwise acquire or dispose of movable or real estate property; to invest in any industrial, commercial enterprise, as a shareholder; to receive and give money on loan, secured or not secured; to agree, enter into, comply, and execute agreements of all types; to issue guarantees to support third-party obligations; to open and operate bank accounts of any nature, anywhere in the world, to act as guarantor or ensure compliance and enforcement of any and all agreements; to engage in any lawful business not denied to a joint-stock company; and to perform any of the foregoing as representatives, agents or acting in any other representative capacity, whatever it may be.

Article 3. Capital. The corporate authorized capital of the company is FIVE HUNDRED MILLION (USD$500,000,000.00) legal currency of the United States of America, divided into FOUR BILLION (4,000,000,000) Common Shares or preemptive right shares with no right to vote, of par value of TWELVE POINT FIVE CENTS OF AMERICAN DOLLARS (USD$0.125) legal currency of the United States of America each one.

The shares may only be issued in registered form. The company shall have two types of shares: (i) Common Shares, and (ii) Preferential Stock. Any issue of shares, as well as the type of share that shall be issued, shall be previously authorized by the General Meeting of Shareholders, in the manner indicated in this Social Pact. Except for the expressly indicated in this Social Pact, all Common Shares shall grant the same rights, privileges, and restrictions. Common Shares may be converted into Preferential Stock, and the Preferential Stock may be converted into Common Shares, in the manner indicated following in the Social Pact herein. The liability of shareholders is limited to the amounts not paid on the subscribed shares.

Paragraph 1: The number of outstanding Preferential Stock with no voting rights shall not be greater than the number of outstanding shares, except that the General Meeting of Shareholders sets forth otherwise, in accordance with paragraphs 2 and 3 of Article 3 hereunto.

Paragraph 2: Subject to the exceptions set forth in paragraph 3 of Article 3 hereunto, when it refers to approving the amendment of paragraph 1 of Article 3 hereunto, in relation to the possibility of having a greater number of outstanding Preferential Stock with no voting rights to such number of outstanding Common Shares, the affirmative vote of no less than seventy percent (70%) of issued and outstanding Common Shares and no less that seventy percent (70%) of issued and outstanding Preferential Stock shall be required.

Paragraph 3: The vote of Preferential Shareholders set forth in the previous paragraph shall not be required in the following cases: (i) in order to request and register Preferential Stock or American Depositary Shares (ADS) or American Depositary Receipts (ADR), which represent such Preferential Stock, in accordance with a prospect established in concordance with the laws and regulations enacted under the United States Securities Act, 1993 and its amendments; and/or (ii) in order to do conversions of Common Shares into Preferential Stock, from the moment in which such a prospect is declared effective by the U.S. Securities Exchange Commission.

In any of the events established in paragraphs 2 and 3 of Article 3 hereunto, the number of outstanding Preferential Stock may represent all outstanding shares of the company less five (5) shares of the total of outstanding shares of the company.

3.1 Rights of the Common Shares: Common Shares (hereinafter the “Common Shares”) grant their holders (hereinafter the “Common Shareholders”) the following rights:

i.	Right to one vote at all meetings of the General Meeting of Shareholders

ii.	Right to receive dividends

iii.	(Amended by the General Assembly of Shareholders on October 9, 2013, according to the minutes of the same date meeting, notarized by Public Deed 9.446 of November 19, 2013, granted before the Ninth Circuit Notary of Panama and registered in the Public Registry of Panama on November 20, 2013 and clarified by Public Deed 14.675 of December 3, 2013, granted before the Third Circuit Notary of Panama and registered in the Public Registry of Panama on December 5, 2013). Right to inspect the books and registries of the company

iv.	Right to convert their shares into Preferential Stock for which it shall suffice that the holder of the corresponding Common Share requests in writing to the Secretary of the company the conversion into Preferential Stock, at a rate of one Preferential Stock for each Common Share that may be requested for conversion. The Secretary shall ensure that the conversion is effected in the next five (5) business days following the date in which the written request is received, for which the following shall be necessary: (i) to make the corresponding note in the register of shareholders of the company, (ii) to void the certificate(s) that prove the converted Common Shares, and (iii) to issue and deliver the certificate(s) that prove the Preferential Stock resulting from the conversion. Except for those events in which the conversion of Common Shares into Preferential Stock should result in that the number of Preferential Stock after the conversion is superior to the maximum amount of Preferential Stock that the company may have outstanding. In this event, pursuant to paragraph 1, 2, and 3 of Article 3 of this Social Pact, it shall not be necessary to issue any resolution or approval of the General Meeting of Shareholders or of the Board of Directors for effects of performing these acts, but the Secretary of the company shall disclose them as they occur, to any market in which the Common Shares or Preferential Stock of the company are listed.

In the event that Preferential Stock circulate in a dematerialized manner, the Secretary of the company shall subscribe the necessary documents before the corresponding centralized securities deposit (including the updating of global securities or macro-securities) in order that all Preferential Stock circulate in a dematerialized manner, at any time.

v.	Any other right expressly acknowledged in the Social Pact herein and in the Law.

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Paragraph. (Added by the General Assembly of Shareholders on October 9, 2013, according to the minutes of the same date meeting, notarized by Public Deed 9.446 of November 19, 2013, granted before the Ninth Circuit Notary of Panama and registered in the Public Registry of Panama on November 20, 2013 and clarified by Public Deed 14.675 of December 3, 2013, granted before the Third Circuit Notary of Panama and registered in the Public Registry of Panama on December 5, 2013). The holders of Common and Preferential Stocks shall not have any preferential rights to subscribe new Stocks. (Capital Stock as defined in the Joint Action Agreement)

3.2. Rights of Preferential Stock with no Voting Rights: Preferential Stock with no voting rights (hereinafter the “Preferential Stock”) grant their holders (hereinafter the “Preferential Shareholders”) the following rights:

i.	To receive a Minimum Preferential Dividend that shall be set forth in the corresponding regulation of issue, and which shall be payable on a preferential basis with regard to what corresponds to the Common Shares, as described as follows, in section ii of Article 3.2. hereunto. The Minimum Preferential Dividend shall not be accumulative.

ii.	Subject to the limitations set forth in section iii of Article 3.2. hereunto, to participate pro rata, and jointly with the Common Shareholders of the Distributable Profits. Distributable Profits are understood (hereinafter the “Distributable Profits”) to be the company’s profits after taxes, according to audited financial statements of the respective financial year, less the amounts which are intended (i) to cover losses of previous years, if any, and (ii) to contribute as required to meet statutory and occasional reserves, that is, the reserves that are agreed in the Social Pact of the company or those which the General Meeting of Shareholders occasionally constitute for a given corporate period.

iii.	In the event that Distributable Profits are insufficient to pay Common and Preferential Shareholders a dividend equal to the Minimum Preferential Dividend, the company shall proceed as follows: the Distributable Profits shall be distributed pro rata among the Preferential Shareholders with a maximum per share equivalent to the Minimum Preferential Dividend. The surplus, if any, shall be distributed pro rata to the Common Shareholders.

Dividends shall be paid within the year following the date that they are enacted, in one or several installments, and in the terms and conditions set forth by the General Meeting of Shareholders of the company and in accordance with Article 12 of the Social Pact.

Dividends shall be paid to holders of preferential stock that are registered in the book of shareholders of the company, under the administration of Deceval. The dividend payment shall be made in Colombian pesos (COP). When they are enacted in a currency other than the Colombian peso, the same shall be converted into pesos at market exchange rates through one or more foreign exchange dealers.

The payment of dividends in cash or kind, of the shares that are traded on the Colombian Stock Exchange (Bolsa de Valores de Colombia—BVC) is regulated by External Circular No. 13 of 1998, with its amendments, or any other one that may modify or substitute it, issued by the Financial Superintendence Office of Colombia (Superintendencia Financiera de Colombia—“SFC”), which has regulated the ex-dividend period for determining the corresponding dividend. The Depósito Centralizado de Valores S.A., Deceval (“Deceval”) shall implement the rules corresponding to the ex-dividend period when calculating the respective dividends in the administration of Preferential Shares.

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Preferential Stock shall also confer the following rights:

1.	To receive preferential reimbursement of the contributions, once foreign liabilities are paid, in the event of dissolution and winding-up of the company.

2.	To other rights set forth in the Social Pact for the Common Shares, except (i) the right to preferentially subscribe Common Shares, Preferential Stock or other types of shares, (ii) the right to perform the right of inspection, except in those cases in which the right of inspection is related to subject matters in which the holders of Preferential Stock have the right to participate in the General Meeting of Shareholders and to vote in them, and (iii) the right to participate in the General Meeting of Shareholders and to vote in it, except for exceptional assumptions indicated as follows:

Exceptionally, the Preferential stock shall give their holders the right to vote in the following events, in which case the call to the corresponding meeting of the General Meeting of shareholders shall be done by means of a notice that shall be published in a newspaper of wide circulation in the Republic of Colombia, or by means of personal communication in writing addressed to each one of the Preferential Shareholders by certified mail to the address registered with the company.

a)	When it refers to approving amendments that may worsen the conditions or rights set forth for Preferential Stock, in the Social Pact herein and in the corresponding regulation of issue, in which case it shall require the affirmative vote of at least seventy percent (70%) of the issued and outstanding Common Shares and no less than seventy percent (70%) of the issued and outstanding Preferential Stock.

b)	When voting over the conversion of the Preferential stock into Common Shares, in which case it shall require the affirmative vote of at least seventy percent (70%) of issued and outstanding Common Shares and of seventy percent (70%) of issued and outstanding Preferential Stock.

c)	When voting on dissolution, merger, integration, transformation, or change of the main corporate purpose of the company, in which case they shall vote jointly with Common Shareholders. This right shall not apply if the merger or integration is with subordinate companies of the corporation.

d)	When the BVC suspends or cancels the registration of the Preferential Stock. In this case the Preferential Stock shall grant the right to vote as if they were Common Shares in any subject matter submitted to the decision of the General Meeting of Shareholders until the irregularities that led to its cancellation or suspension have disappeared.

e)	When the SFC sets forth that benefits have been hidden or diverted which reduce the profits to be distributed. In this case, Preferential Stock shall grant the right to vote as if they were Common Shares in any subject matter that is submitted to the decision of the General Meeting of Shareholders.

f)	In the event in that Preferential Stock represent more than 75% of the total of the outstanding shares of the company, the Preferential Stock shall have, in addition to the rights already set forth for those, the right to vote as if they were Common Shares.

For the purposes previously mentioned, Preferential Shareholders shall be called to meetings of the General Meeting of Shareholders, in order to exercise their corresponding voting rights, by means of call notice published in a newspaper of general circulation in the Republic of Colombia, in compliance with the statutory deadlines set forth in the Social Pact herein.

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It is understood that none of the cases hereunder shall constitute a deterioration of the conditions and rights of the Preferential Stock:

•	The decision of the General Meeting of Shareholders to make use of the balance of the profits for the establishment or extension of statutory and/or occasional reserves.

•	The decision of the General Meeting of Shareholders to approve the proposal to pay dividends with Preferential Stock released from the company, at the discretion of the holder of the Preferential Stock, either partially or completely

•	The issue, conversion, sale or exchange of any type of share

•	The modification of the frequency of the closing of the accounting period

•	The modification of the periodicity of the closing of the accounting year

•	Any other decision adopted by the General Meeting of Shareholders of the company that does not expressly represent the rights of the Preferential Stock set forth in the Social Pact herein and in the corresponding regulation of issue.

3.3. Tag Along Rights. (Added by the General Assembly of Shareholders on October 9, 2013, according to the minutes of the same date meeting, notarized by Public Deed 9.446 of November 19, 2013, granted before the Ninth Circuit Notary of Panama and registered in the Public Registry of Panama on November 20, 2013 and clarified by Public Deed 14.675 of December 3, 2013, granted before the Third Circuit Notary of Panama and registered in the Public Registry of Panama on December 5, 2013). In the event Synergy and Kingsland effect a transfer or sale of Common Stock to a third party that entails a change of control with respect to the Company (a “Share Transfer”), then the holders of Preferred Shares shall have the right to join into such Share Transfer, in similar terms as to price, exchange ration or purchase ratio, in each case as agreed upon by Kingsland and Synergy (the “Tag Along Rights”). The Tag Along Rights set forth herein shall not be applicable in the event of sales, transfers or exchanges of Common Stock made between Synergy and Kingsland and/or affiliates thereof. The Tag Along Rights provided herein shall only include the right to receive equivalent compensation as to price, exchange ratio or purchase ratio, as agreed by Synergy and Kingsland with such third party.

For these purposes, holders of Common Stock shall notify the Legal Representative of the Company in writing as to the occurrence of a Share Transfer. Said notice shall include a description of the main conditions of the respective Share Transfer. The Legal Representative of the Company shall publish the terms and conditions applicable to a Share Transfer in a widely available newspaper (diario de amplia circulación) in Colombia, as well as in the relevant information (información relevante) systems of the BVC and the SFC within five (5) working days following receipt of the notice sent by the holders of Common Stock. None of the Company, holders of Common Stock and any third party that acts as recipient under the Share Transfer shall be obligated to conduct any special stock exchange operation in Colombia by virtue of the mechanism or procedure implemented for the exercise of the tag-along rights set forth herein.

Article 4. Share Register. The Share Register, as required by law, shall be carried out in the place that the Board of Directors provides.

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Article 5. Domicile. The place of the registered office of the company shall be in Panama City, Republic of Panama, but the company may, at Board of Directors’ discretion, conduct business, open branches, and maintain files and assets anywhere in the world.

Article 6. Duration. The duration of the corporation shall be perpetual, but it may be dissolved earlier in accordance with the law.

Article 7. General Meeting of Shareholders. (Amended by the General Assembly of Shareholders on October 9, 2013, according to the minutes of the same date meeting, notarized by Public Deed 9.446 of November 19, 2013, granted before the Ninth Circuit Notary of Panama and registered in the Public Registry of Panama on November 20, 2013 and clarified by Public Deed 14.675 of December 3, 2013, granted before the Third Circuit Notary of Panama and registered in the Public Registry of Panama on December 5, 2013). The meetings of the General Meeting of Shareholders may be ordinary or extraordinary; the former must be held within the first three (3) months of each calendar year, at the offices of the general management of the company in Bogota D.C., Colombia or in San Salvador, El Salvador, or in any place that the Shareholders may decide, at the time and date as may be specified in the respective call, which shall be made by the CEO/President or the Chairman of the Board (as defined further). If not called, the Meeting must meet in its own right on the first working day of the month of April, at ten o’clock (10:00 am), at the offices of the general management of the company. The latter, that is the extraordinary meetings, shall be held under the call made by the Chairman of the Board, the CEO/President, and/or the Auditor. For all effects of the Social Pact herein, a working day is any day other than Saturday, Sunday, a statutory holiday in the city of New York, United States of America, Nassau, The Bahamas, Panama City, Panama, Bogota, Colombia, or in San Salvador, El Salvador, or a day in which commercial banks in the city of New York, United States, Nassau, The Bahamas, Panama City, Panama, Bogota, Colombia, or San Salvador, El Salvador are authorized or obligated to close by law.

A plural number of shareholders, representing more than one-fifth of the Common Shares issued and outstanding, may request the CEO to convene the General Meeting of Shareholders, in which case he must do so within the next ten (10) continuous days.

The call for ordinary and extraordinary meetings shall indicate the purpose or purposes for which the General Meeting of Shareholders is being convened, and the place and time of occurrence, and it shall be published electronically on the Company website, in addition to the notices that shall be indicated in the following paragraph.

Ordinary meetings of the General Meeting of Shareholders shall be convened with an anticipation of no less than fifteen (15) working days, by notice to be published in a newspaper of general circulation in the Republic of Colombia, and by means of personal and written communication, addressed to each Common Shareholder by registered mail to the address the shareholder has registered with the company. For extraordinary meetings, the call shall be made in the same manner, with an anticipation of no less than five (5) working days.

There shall be quorum for ordinary or extraordinary meetings of the General Meeting of Shareholders with a number of individuals representing at least fifty percent (50%) plus one of the Common Shares issued. In those meetings in which subject matters described in paragraph 2 of Article 3, sections (a) and (b) of Article 3.2. of the Social Pact herein are addressed, quorum for Preferential Stock shall be no less than seventy percent (70%) of Preferential Stock subscribed. In such meetings in which Preferential Stocks have voting rights jointly with Common shares, in accordance with the described in sections (c), (d), (e), and (f) of Article 3.2 of the Social Pact herein, quorum shall be formed by fifty percent (50%) plus one of the total shares (Common Shares plus Preferential Stock) subscribed.

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If at any meeting of the General Meeting of Shareholders the quorum set forth in the preceding paragraph is not met, the CEO/President, and in his absence the Secretary, shall call a new meeting that shall meet and decide validly with a number of individuals, regardless of the number of shares being represented in such a meeting. The new meeting must take place within ten (10) working days from the date scheduled for the first meeting, prior notice to be published or informed in accordance with this Social Pact.

The decision of the General Meeting of Shareholders shall be made by the majority of present votes in those meetings with quorum, except that the law or Social Pact shall require special majorities.

Non-face meetings of the General Meeting of Shareholders may be held by means of written vote or other, in accordance with what is set forth in the law for such an effect.

As per Article 3 of the Social Pact herein, the Preferential Stock does not confer on their holders the right to participate in the General Meeting of Shareholders and vote in it, except in the events described in sections a), b), c), d), e), and f) of article 3.2 of the Social Pact herein.

The General Meeting of Shareholders has the power to decide on the following subject matters in addition to the subject matters provided by law exclusively for the General Meeting of Shareholders:

a.	Amending the Social Pact

b.	Issuing of shares

c.	Deciding on the sale, transfer or disposition of a set of all or substantially all assets of the company

d.	Deciding on any other decision that may correspond to the General Meeting of Shareholders according to the law

Article 8. Board of Directors. General Meeting of Shareholders. (Amended by the General Assembly of Shareholders on October 9, 2013, according to the minutes of the same date meeting, notarized by Public Deed 9.446 of November 19, 2013, granted before the Ninth Circuit Notary of Panama and registered in the Public Registry of Panama on November 20, 2013 and clarified by Public Deed 14.675 of December 3, 2013, granted before the Third Circuit Notary of Panama and registered in the Public Registry of Panama on December 5, 2013). (i). Composition. The Board of Directors shall consist of not less than eleven (11) nor more than fourteen (14) Directors, such number of Directors above eleven (11) only to be allowed in accordance with Article 8(xi) and Article 11(B)(xii). Within said maximum and minimum, the number may be fixed by resolution of the Board. The majority of these Directors must consist of, at all times, individuals who qualify as “independent”, in accordance with the rules and regulations of the New York Stock Exchange.

(ii). Groups of Shareholders. For purposes of this Social Pact, the Kingsland Group shall be composed by Kingsland Holdings Limited, a company organized under the laws of the Commonwealth of the Bahamas (hereinafter “Kingsland”), or any other person part of Kingsland Group, as defined in the Joint Action Agreement of Avianca Holdings signed in September 11th of 2013 between Avianca Holdings S.A., Kingsland and Synergy Aerospace Corp. (herein after the “Joint Action Agreement”); the Synergy Group shall be comprised by Synergy Aerospace Corp., a company organized under the laws of the Republic of Panama (hereinafter “Synergy”) or any other person part of the Synergy Group as defined in the Join Action Agreement. Each of the Kingsland Group and the Synergy Group shall each be identified as a “Group of Shareholders”.

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(iii). Appointment of Independent Directors. Each Group of Shareholders shall be entitled to nominate a number of Independent Directors in proportion to their participation in the company’s Common Stock in relation to the participation of the other Group of Shareholders equal to the result (rounding the number up or down to the closest integer number) when multiplying: (A) the total number of Independent Directors and (B) the fraction where the numerator is the aggregate number of Common Shares held by each Group of Shareholders and the denominator is the total number of Common Shares held at that moment by both Groups of Shareholders. Each nomination of an Independent Director must be approved by the other Group of Shareholders, as established in the Joint Action Agreement, and such approval may not be unreasonably denied, delayed or conditioned; provided that (a) at the time the Synergy Group owns more than four (4) times the amount of Common Shares as the Kingsland Group owns, and (b) the Kingsland Group owns less than 16.5% of the Common Shares, the Kingsland Group shall have the right to approve a number of the Synergy Group’s nominees for Independent Director, proportional to its ownership of the Common Shares, equal to the product (rounded up or down to the nearest whole number) of : a fraction, the numerator of which is the aggregate number of Common Shares owned by the Kingsland Group and the denominator of which is the total number of Common Shares then outstanding. Each Group of Shareholders having an approval right with respect to a prospective Independent Director nominated by the other Group of Shareholders, shall be permitted to request an opportunity to interview such nominee within ten (10) business days after it receives of written notice from the nominating Group of Shareholders (a “Nomination Notice”), that includes the nominee’s resume and other relevant information concerning the nominee; and if requested, such interview shall take place at the date and time mutually convenient for the nominee and the representative of the Group of Shareholders requesting such meeting as soon as reasonably practicable following such request. A Group of Shareholders shall be deemed to have approved a nominee of the other Group of Shareholders on the fourth (4th) Business Day following the meeting between the nominee and the representatives of the Group of Shareholders requesting the meeting, or (ii) on the eleventh (11th) Business Days following the receipt of a Nomination Notice if no meeting is requested, unless prior to such date the Group of Shareholders communicates in writing its decision to disapprove of the nominee to the Company and the nominating Group of Shareholders. If a Group of Shareholders disapproves a nominee of the other Group of Shareholders, it shall provide in reasonable detail an explanation of the reasons thereof.

(iv). Appointment of Non-Independent Directors. Of the total number of Directors who are not independent, each Group of Shareholders shall be entitled at its sole option to appoint a number of Directors proportionate to their participation in the Common Stock of the company in relation to the participation of the other Group of Shareholders, equal to the product (rounding the number up or down to the closest integer) of: (A) the total number of Directors who are not Independent Directors, and (B) the fraction where the numerator is the aggregated number of Common Shares held by such Group of Shareholders and the denominator is the total number of Common Shares held at that moment by both Groups of Shareholders.

(v). Changes in the number of Non Independent Directors. In the event in that, at any moment, the number of Non Independent Directors appointed by each of the Group of Shareholders in the company is different from the number of Non Independent Directors that each of the Group of Shareholders has the right to appoint, the Group of Shareholders that has appointed a number of Non Independent Directors greater than the one to which it is entitled shall cause the necessary number of Non Independent Directors to resign to allow the other Group of Shareholders to appoint the number of Non Independent Directors to which it is entitled.

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(vi). Director Vacancies. In the event of a vacancy among Non Independent Directors as a result of retirement, removal, resignation or death of a Director appointed by the Synergy Group or the Kingsland Group, such a vacancy shall be replaced by the Group of Shareholders that had designated the Non Independent Director who has generated the vacancy, at its sole option. In the event of a vacancy among the Non Independent Directors as a result of retirement, removal, resignation or death of an Independent Director (or non-approval of any nominated Independent Director), the Group of Shareholders that had nominated the Independent Director who has generated the vacancy shall be entitled to nominate the replacement. The process of appointment and approval shall be the same as the one followed for the rest of Independent Directors and, upon mutual agreement by the Common Stockholders, such nominee shall be appointed to the Board. Any Independent Director or Non Independent Director designated pursuant to this Section (vi) shall hold the position until the next annual election of Directors.

(vii). Chairman of the Board. The Board of Directors shall have a Chairman of the Board (hereinafter “Chairman of the Board”) who shall chair the Board, shall not be an executive of the Company and shall be elected by the majority of Directors present at a meeting where quorum exists.

(viii). Term for appointments. The Group of Shareholders must make its nominations for Directors no later than thirty (30) days prior to the annual meeting of the General Meeting of Shareholders of the company. The Board of Directors must be elected at said meeting, or by unanimous written consent pursuant to the provisions contained herein.

(ix). Single Slate. Except as otherwise set forth in the Social Pact herein, all Independent Directors must be jointly elected on a single slate presented at the annual meeting of the General Meeting of Shareholders of the company.

(x). Removal of Directors. A Group of Shareholders may at any time remove a Director (other than an Independent Director) who has been nominated or appointed by this same Group of Shareholders, with or without cause.

(xi). Designation of Additional Directors. If the majority of Independent Directors determines that: (a) it is in the best interest of the company to appoint to the Board of Directors, in addition to the Directors appointed by the Synergy Group and the Kingsland Group, in accordance with what is set forth herein, a director who represents the interests of a significant holder or a group of related holders of outstanding and issued Common Shares and Preferential Stock (other than the Synergy Group and the Kingsland Group), or (b) the company is required by law to appoint in the Board of Directors, in addition to the Directors appointed by the Synergy Group and the Kingsland Group, in accordance with what is set forth herein, any other director ((in any of these two cases mentioned, such a director shall be an individual who qualifies as Independent Director) (hereinafter the “Additional Director”), then once the majority of the Independent Directors determines that the company shall or should appoint an Additional Director: (A) the size of the board shall increase in order to accommodate that Additional Director, (B) the additional slot(s) in the Board of Directors, created by the increase in the size of the Board of Directors shall be occupied only by the Additional Director(s), and (C) all directors other than the Additional Directors shall continue being nominated and appointed according to what is set forth in this Social Pact.

(xii). Right of Kingsland Group to Appoint a Non Independent Director. After such time as the Kingsland Group would no longer have the right to appoint any Kingsland Director pursuant to the provisions in paragraph (iv) of this Article 8, the Kingsland Group shall nevertheless retain the right to appoint Roberto Kriete (but no other Person) to serve as non-Independent Director, until such time as the Kingsland Group owns less than 1% of the outstanding Common Shares of the Company.

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(xiii). Designation of Board Observers. So long as (a) the Kingsland Group owns at least five percent ( 5%) of the outstanding Common Shares, (b) Roberto Kriete is no longer serving as Director, and (c) the Kingsland Group is no longer entitled to nominate any individual for appointment as a Kingsland Director as a consequence of its reduction in ownership of Common Shares, it nevertheless shall continue to be entitled to designate one individual and one alternate individual to act in his/her absence chosen by the Kingsland Group in its sole discretion, to attend all meetings of the Board as an observer (each, a “ Board Observer”) as well as any and all committees thereof. Each Board Observer shall be entitled to receive all notices and written materials provided to the Directors including, but not limited to, Board and committees meeting agendas, presentations and analyses, which are provided to the Directors. A Board Observer will not be entitled to any voting rights.

Article 9. Board of Directors Meetings. (Amended by the General Assembly of Shareholders on October 9, 2013, according to the minutes of the same date meeting, notarized by Public Deed 9.446 of November 19, 2013, granted before the Ninth Circuit Notary of Panama and registered in the Public Registry of Panama on November 20, 2013 and clarified by Public Deed 14.675 of December 3, 2013, granted before the Third Circuit Notary of Panama and registered in the Public Registry of Panama on December 5, 2013). The Board shall meet no less frequently than quarterly (or other frequency as determined by the Board in its sole discretion), at such place and time as shall be determined by the vote of the majority of the Directors present at a meeting (by phone, proxy or otherwise) in which quorum requirements are met (“Majority Vote”). Special meetings of the Board, to be held at the offices of the Company (or such other place as shall be agreed by Majority Vote), shall be called at the direction of the CEO or one or more Directors, and for reasonable cause shown (which is understood to include, without limitation, any meeting called by a Director to review any determination made by the Company pursuant to the Joint Action Agreement). The meeting shall be summoned with not less than five (5) Business Days’ notice given by or one or more Directors, the CEO, the President or the Secretary of the Company (which officers shall give notice if properly directed to do as aforesaid). Emergency meetings of the Board may be held at the offices of the Company (or such other place as shall be agreed by Majority Vote) upon not less than one (1) Business Day’s telephone notice specifying in reasonable detail the nature of such emergency (to be confirmed by written facsimile notice) by any Director, the CEO, the President or the Secretary of the Company.

As for the ordinary meetings of the Board of Directors, the Secretary of the company must give a five (5)-business day notice, prior to each meeting, to each of the Directors of the Board. Such notice must include the subject matters to be discussed during the ordinary meeting. If any Director wishes to discuss an additional item to those proposed, the Director must notify the Secretary with two (2) business days in advance.

A Director is deemed to be present at a meeting of Directors whether participating by telephone or other electronic means and as long as the others present are able to hear and understand him.

Paragraph 1. Any decision adopted or action taken by the Directors may occur without a meeting, provided that the Directors unanimously express it in writing. Such document must be filed with the minutes of proceedings of the Directors. The CEO/President or the Secretary of the Company must deliver a written notice to all Common Stock holders with at least three (3) business days prior to the completion of the action decided upon by written consent by the Directors.

Paragraph 2. The Directors may participate in a meeting of the Board of Directors by conference call or other means of communication whereby all persons attending the meeting can hear each other. Such participation must be construed as that person’s physical presence at the meeting.

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Paragraph 3. The decisions and resolutions of the Board of Directors shall be recorded in minutes, which must include the date, time and place of meeting (or date of written consent in lieu of meeting), the Directors present, the resolutions put to the vote (or the subject matter of the written consent) and the outcome of the vote (or written consent). The minutes should be inserted in the company’s minute book.

Article 10. Decisions of the Board of Directors. In general the decisions of the Board of Directors must be by majority of members present, in a meeting duly called and in which there is quorum.

The faculties of the company shall be exercised by the Board of Directors, except those that are conferred or reserved to the shareholders, by law or by the Social Pact herein. The Board of Directors, therefore, shall have absolute control and full administration of the business of the company, including to grant guarantees, give in trust, pledge or mortgage all, some or a substantial part or the goods of the company in order to guarantee compliance of its own and/or others’ obligations with no need to require the consent of the General Meeting of Shareholders.

Article 11. Special Approval by Groups of Shareholders. (Amended by the General Assembly of Shareholders on October 9, 2013, according to the minutes of the same date meeting, notarized by Public Deed 9.446 of November 19, 2013, granted before the Ninth Circuit Notary of Panama and registered in the Public Registry of Panama on November 20, 2013 and clarified by Public Deed 14.675 of December 3, 2013, granted before the Third Circuit Notary of Panama and registered in the Public Registry of Panama on December 5, 2013) (A) Neither the Company nor any Material Subsidiary shall take any of the following actions without the approval of each of Kingsland and Synergy (as defined in the Joint Action Agreement) (each, a “Special Approval Matter”):

i.	materially modify, waive or repeal any material provision contained in its Charter Documents, unless required to comply with applicable law;

ii.	merge or consolidate the Company or any Material Subsidiary with, or sell, transfer or otherwise dispose of, all or substantially all of the assets of the Company or any Material Subsidiary, to any Third Party (as defined in the Joint Action Agreement);

iii.	issue or Sell any voting Common Shares of or other voting equity interest (or other security exercisable for or convertible into any voting Capital Stock or other voting equity interest) in the Company or any Subsidiary;

iv.	except as contemplated by the Business Plan and Budget defined in the Joint Action Agreement (herein after the “Business Plan and Budget), make any acquisition of assets or securities or an equity investment in a joint venture or partnership (a) related to the airline business or activities ancillary or related thereto in each case in an amount greater than (1) US$30.0 million in any single instance or (2) US$75.0 million in the aggregate during any fiscal year, or (b) not related to the airline business or activities ancillary or related thereto;

v.	except as contemplated by the Business Plan and Budget, make capital expenditures in excess of US$120.0 million in the aggregate during any fiscal year;

vi.	authorize, adopt, amend or modify the Business Plan and Budget, which must be submitted annually to the board for approval;

vii.

enter into a Contract (as defined in the Joint Action Agreement) with a shareholder that is a party to the Joint Action Agreement, Director or an officer of the Company or a Family Member or Affiliate of any of the foregoing, whether for the performance of services or purchase of goods or property or the leasing of same or otherwise. For the purposes of this

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Social Pact, (i) “Family Member” means, with respect to a natural person, the spouse of such person or a parent, sibling, or descendent of such person (or a spouse thereof) or a partnership, trust or other entity established for the benefit of any of the foregoing, and (ii) “Affiliate” shall mean, with respect to a Person (as defined in the Joint Action Agreement), any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; and

viii.	issue a loan to a shareholder that is a party to the Joint Action Agreement, Director or an officer of the Company, or a Family Member or Affiliate of any of the foregoing.

(B) Independent Director Approval. Neither the Company nor any Material Subsidiary shall take any of the following actions without both a Majority Vote and the approval of a majority of the Independent Directors:

i.	acquire, repurchase or redeem any Capital Stock (as defined in the Joint Action Agreement) or other equity interest (or other security exercisable for or convertible into any Capital Stock or other equity interest) in the Company or any Subsidiary or (ii) issue or sell any non-voting Capital Stock of or other non-voting equity interest (or other security exercisable for or convertible into any non-voting Capital Stock or other non-voting equity interest) in the Company or any Subsidiary;

ii.	unless required by law or a change in IFRS make any material change in accounting methods (other than (a) a change permitted by IFRS and recommended in writing by the Company’s external auditors or (b) a change recommended by management and unanimously approved by the Audit Committee of the Board);

iii.	commence any bankruptcy or insolvency proceeding;

iv.	dissolve or liquidate, or agree to dissolve or liquidate, unless the dissolution is approved by Unanimous Written Consent of the shareholders;

v.	execute a settlement agreement or confess a judgment, the result of which would be to cause the Company to pay over US$5.0 million to a Third Party;

vi.	commence any litigation for an amount in excess of US$5.0 million;

vii.	except as contemplated by the Business Plan and Budget, incur indebtedness for borrowed money (other than working capital debt incurred in the ordinary course of business), involving an aggregate annual amount greater than ten percent (10%) of the amount budgeted therefor in the Business Plan and Budget;

viii.	adopt or amend any stock option plan or other equity incentive plan, or implement any methodology or structure (including compensation ranges) for determining the compensation of the CEO, COO and CFO and the vice presidents of the Company;

ix.	select or replace its independent auditors;

x.	except as contemplated by the Business Plan and Budget, enter into any material Contract outside the ordinary course of business (including the giving of any guaranty or indemnity) or of any long-term nature, in each case involving an aggregate annual payment greater than 0.3% of consolidated gross revenues of the Company for the most recent four consecutive fiscal quarters;

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xi.	modify the Dividend Policy;

xii.	increase or decrease the size of the Board pursuant to Article 8 (i); provided that the Majority Vote shall not be required in order for the Board of Directors to approve an increase pursuant to Article 8 (xi);

xiii.	change the jurisdiction of organization of the Company; and

xiv.	terminate or relinquish any material governmental license, permit or concession obtained or held by the Company or any of its Material Subsidiaries.

(C) Prior to the Board’s considering or acting upon any Special Approval Matter at any Board meeting, and/or prior to the Company or the Board submitting any Special Approval Matter to a vote of the Company’s stockholders, as applicable, the Company shall send to each of Kingsland and Synergy a written notice requesting that each of them approve a Special Approval Matter (an “Approval Request”) (A) with respect to any Board meeting at which a Special Approval Matter is to be considered, at least fifteen (15) days before the date such Board meeting is scheduled to occur, or (B) with respect to any stockholders meeting at which a Special Approval Matter is to be considered, at least fifteen (15) days before the earlier of the date of such stockholders meeting and the date on which the notice of such stockholders meeting is sent to the Company’s stockholders. Any Approval Request shall be accompanied by any materials that will be presented to the Board or stockholders in respect of the subject Special Approval Matter(s).

(D) Unless Kingsland or Synergy, as applicable, delivers to the Company and each other shareholder that is a party to the Joint Action Agreement within fifteen (15) days following receipt of an Approval Request and prior to the applicable Board meeting or stockholders meeting, as the case may be, a written notice that Kingsland or Synergy, as applicable, disapproves a Special Approval Matter that is the subject of such Approval Request (a “Disapproval Notice;” and the date on which Kingsland delivers a Disapproval Notice to both the Company and Synergy is referred to herein as the “Delivery Date”), Kingsland or Synergy, as applicable, shall be deemed to have approved of such Special Approval Matter (as described in the particular Approval Request), provided that such Special Approval Matter is submitted to the Board and/or, if required, the Company’s stockholders, for their consideration and approval, and is approved by the Board and/or the Company’s stockholders, as applicable.

Paragraph 1: At the time the Synergy Group owns more than four (4) times the amount of Common Stock as the Kingsland Group owns and the Kingsland Group owns less than 16.5% of the outstanding Common Stock, Kingsland’s rights to approve the Special Approval Matter set forth(a) in paragraphs (iv) and (vi) of Section (A) of this Article 11 that require the approval of Kingsland and Synergy, (b) paragraphs (iii) through (xi) and (xiv) of Section (B) of this Article 110that require the approval of a majority of the Independent Directors, (c) and the references to Material Subsidiaries in the remaining Special Approval Matters, shall automatically terminate.

Paragraph 2: At the time the Synergy Group owns more than five and one half (5.5) times the amount of Common Stock as the Kingsland Group owns, the provisions of Article 8 (other than sections (i) and (xii)), and Article 11 shall automatically terminate.

Article 12. Dividend Policy. The General Meeting of Shareholders shall enact dividends to holders of the Capital of the company of at least 15% of Distributable Profits subject to (i) restrictions on the payment of dividends under applicable law, (ii) the fulfillment of requirements for the issuing of mandatory reserves or similar restrictions, including the restrictions that affect the ability of the Subsidiaries to pay dividends to the company or any subsidiary thereof, and (iii) any other restriction set forth in any contract which may limit the company or any of its subsidiaries to the payment of dividends from time to time.

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Notwithstanding the previously mentioned, the corporation may only pay dividends with funds originating from retained profits and from reserves for undistributed dividends.

The Board of Directors of the company may, at its discretion and for any reason, modify the dividend policy, so that the level of dividends provided for can be lowered or raised, or even suspended altogether.

Article 13. Transfer of Common Shares. (Amended by the General Assembly of Shareholders on October 9, 2013, according to the minutes of the same date meeting, notarized by Public Deed 9.446 of November 19, 2013, granted before the Ninth Circuit Notary of Panama and registered in the Public Registry of Panama on November 20, 2013 and clarified by Public Deed 14.675 of December 3, 2013, granted before the Third Circuit Notary of Panama and registered in the Public Registry of Panama on December 5, 2013). The transfer and sale of Common Shares of the company by the Kingsland Group and the Synergy Group shall be subject to the restrictions, limitations, and rights provided in the Joint Action Agreement. Any transfer of such Common Shares by the Kingsland Group and the Synergy Group made in violation of the restrictions, limitations and rights provided in the Joint Action Agreement shall not be effective nor binding for the company, which shall refrain from recording the transfer in the shareholders’ book of the company. The company shall cause the certificates of Common Shares that it may issue to the Kingsland Group and the Synergy Group to include the following printed sentence (in Spanish and in English):

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN A JOINT ACTION AGREEMENT DATED AS OF SEPTEMBER 11TH, 2013, AS IT MAY BE AMENDED OR RESTRICTED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER. NO REGISTRATION OF TRANSFER OF THE SHARES WILL BE MADE ON THE BOOKS OF THE ISSUER, UNLESS AND UNTIL SUCH RESTRICTIONS SHALL HAVE BEEN COMPLIED WITH.”

Article 14. Officers. (Amended by the General Assembly of Shareholders on March 25, 2014, according to the minutes of the same date meeting, notarized by Public Deed 8.237 of April 1, 2014, granted before the Tenth Circuit Notary of Panama and registered in the Public Registry of Panama on April 4, 2014). The Officers of the company shall be:

1.	A President, who shall act as Chief Executive Officer (the “CEO/President”);

2.	A Treasurer, who shall act as Vice-President of Finance or Chief Financial Officer (the “CFO/Treasurer”);

3.	A Vice-President of Operations who shall act as Chief Operating Officer (the “COO”);

4.	A Vice-President of Revenue, who shall act as Chief Revenue Officer (the “CRO”) and

5.	A Secretary

The Board of Directors shall appoint the CEO and the CEO shall appoint the CFO and the Secretary. The appointments of the CFO and the Secretary shall be ratified by the Board of Directors of the company. The appointment of the CEO and the CFO shall be in accordance with Section 3.09 (a) and (b) of the Joint Action Agreement.

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The CEO shall appoint the COO, the CRO and other Vice-Presidents, Assistant Treasurers, Assistant Secretaries, and other Ofificers , agents and employees as he deems appropriate in accordance with the structure approved by the Board. Any officer may hold more than one position.

The powers of the Officers and their authorization to represent the company shall be set by the Board of Directors.

Until the Board of Directors provides otherwise, the Legal Representative of the corporation shall be the CEO/President, and the Secretary, who may act separately. The Board of Directors may appoint any other person, when necessary.

Article 15. Registered Agent. The Board of Directors may appoint a registered agent in Panama City, Republic of Panama, and replace that agent at any time.

Article 16. Compensation. Any person that is party in any claim, proceedings, suit or procedures by the fact that he is or was a Director, manager or officer of this company shall be compensated by the company for the reasonable expenses, losses, damages, fines or costs including attorney fees, in which the person, actually and necessarily, incurred as a result of his actions and duties as a Director, manager or officer of the corporation, except for loss or liability resulting from the existence of malice or gross negligence in the actions of the person.

Article 17. Continuance. When authorized by the General Meeting of Shareholders of the company, subject to the provisions of Article 5 of this Social Pact, the company may continue its existence under the protection of the laws of another country or jurisdiction.

Article 18. Guarantees. All property, rights, privileges, powers and franchises, as well as all claims, obligations, responsibilities, and duties, including the rights of creditors of the company, and third party beneficiaries of guarantees issued by the company, and taxes on goods thereof shall not be harmed by virtue of the continuation of company under the laws of the Republic of Panama.

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